Investor Call November 17, 2010:
VeriFone to Acquire Hypercom
Filed by VeriFone Systems, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Hypercom Corporation
Commission File No.: 001-13521

Presenters • William Nettles, VP Corporate Development & IR, VeriFone • Doug Bergeron, CEO, VeriFone • Philippe Tartavull, CEO, Hypercom • Bob Dykes, CFO, VeriFone 2

Forward-Looking Statements
Today’s discussion may include “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such
statements relate to future events and expectations and involve known and unknown risks and uncertainties. VeriFone’s actual results or actions may differ materially from those projected in the forward-looking statements. For a summary of the specific risk factors that could cause results to differ materially from those expressed in the forward-looking statements, please refer to VeriFone’s filings with the Securities and
Exchange Commission, including its annual report on Form 10-K and quarterly reports on Form 10-Q.  VeriFone is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise.

Important Information

In connection with the proposed transaction, VeriFone intends to file with the Securities and
Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of Hypercom relating to the proposed transaction. INVESTORS ARE URGED TO READ THE
FORM S-4 AND PROXY STATEMENT (AND ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ANY
OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE
THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain copies of the S-4 and proxy statement, as well as VeriFone’s other filings, free of charge at the website maintained by the SEC at www.sec.gov when they become available. In addition, you may obtain documents filed with the SEC by VeriFone free of charge at its Web site (www.verifone.com) or by directing a request to: VeriFone, 2099 Gateway Place, Suite 600, San Jose, CA95110 (Tel: 1-408-232-7979)
Attention: Company Secretary). You may obtain documents filed with the SEC by Hypercom free of charge by contacting: Scott Tsujita (Tel: 1-480-642-5161).

VeriFone and Hypercom, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from Hypercom stockholders in connection with the merger. Information about the directors and executive officers of VeriFone and is set forth in the proxy statement for VeriFone’s 2010 Annual Meeting of Stockholders filed with the SEC on May
19, 2010. Information about the directors and executive officers of Hypercom is set forth in
Hypercom’s Annual Report on Form 10-K filed with the SEC on March 12, 2010 and the proxy statement for Hypercom’s 2010 Annual Meeting of Stockholders filed with the SEC on April 26,
2010. Investors may obtain additional information regarding the interests of such participants by reading the Form S-4 and proxy statement for the merger when they become available.

Acquisition
• VeriFone and Hypercom have entered into an agreement
under which VeriFone will acquire Hypercom
• Purchase consideration: 0.23 shares of VeriFone common
stock for each common share of Hypercom
• At $31.84 closing price of VeriFone on November 16,
transaction is valued at $7.32 per Hypercom share
• Transaction value is $485 million, including securities
convertible into Hypercom shares and net debt
• Solidly accretive during first twelve months (excluding one-
time charges)

Approvals
• The Boards of Directors of both companies have unanimously approved the transaction
• The transaction is subject to approval of Hypercom
shareholders and regulators
• Expected closing is second half of 2011 but could vary based on regulatory review

Geographic Coverage
• VeriFone is a leading provider of technology solutions to the payment industry
• VeriFone sees excellent growth in U.S., the rest of the
Americas and throughout Asia
• Hypercom has particular strength in Europe and Asia,
especially Germany, France, Austria and Australia
• With Hypercom’s complementary geographies, VeriFone will
bolster global presence and expand our footprint in
Continental Europe.

Extends Ocean-Front Property For New Initiatives to Europe
…for Mass Media Distribution
– Payments industry is transforming
– Payments ecosystem of the future will include
smart phone-activated payments
– Point of Sale will become the Point of Experience
– Security is becoming increasingly important
– Research and development requirements are increasing
dramatically
– Consumer/merchant experience to be rich, complex and dynamic

Financials
• Operating synergies from overlapping sales regions and
efficiencies in engineering and administrative costs
• With the substantial increase in joint production volumes we also expect supply chain efficiencies
• Quarterly EPS accretion reaching 15% during the first year of combined operations on a non-GAAP basis

Hypercom
• Built a tremendous business that expanded from its origin in
Australia to more than 130 countries worldwide
• Grew net revenue from almost $290 million to nearly $450
million over the past three years
• Secured a leading position in Germany and other parts of
Europe with the acquisition of Thales e-Transactions in 2008

Q&A 11